EXHIBIT 3

LEASE PURCHASE AND DEVELOPMENT AGREEMENT

This LEASE PURCHASE AND DEVELOPMENT AGREEMENT (the “Agreement”), entered into and effective as of the 27 day of October, 2010, by and between BLACK HAWK EXPLORATION a Nevada Corporation (herein “BHWX”), TIGER OIL AND ENERGY, INC., a Nevada Corporation (herein “TGRO”) and TIGER OIL & GAS, LLC, a Kansas limited liability company (herein “Tiger”).  BHWX and TGRO shall be collectively referred to herein as “Parties.”

WHEREAS, BHWX desires to purchase oil and gas leases within the Prospect area in the Cowley County, Kansas geographic area as described on Exhibit “A” (the Prospect Area”) on the terms and conditions set forth in this Agreement; and

WHEREAS, TGRO desires to participate in the development and exploration of oil and gas leases located described on the Prospect Area; and

WHEREAS, BHWX desires to purchase the  oil and gas leases covering approximately 2,553 gross acres of land in Cowley County, Kansas, and, in addition thereto, Tiger will look to acquire additional pre-approved oil and gas leases on behalf of BHWX covering other lands within the geographic area described on Exhibit “A” hereto (the “Prospect Area”); and

WHEREAS, the parties desire to enter into this Agreement to reflect the terms on which they will jointly acquire, own, sell, explore, develop, and operate oil and gas leases within the Prospect Area that are the subject of this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, the parties agree as follows:

1.           Ownership of Leases within the Prospect Area.  All leases acquired by the parties covering lands within the Prospect Area shall be owned as follows:

  Black Hawk Exploration                                                      100%

2.           Purchase and Assignment of Leases.  BHWX will have an undivided eighty-one and one-half percent (81.5%) working interest in and to the oil and gas leases described in the Assignment of Oil and Gas Leases attached hereto as Exhibit “B.”  Upon the execution, acknowledgement, and delivery of Exhibit “B” hereto, BHWX shall pay 100% sum equal to $73.81 per net leased mineral acre delivered to BHWX in said assignment.  For any other oil and gas leases acquired by BHWX within the Prospect Area, up to a total of 2,073 net mineral acres, BHWX agrees to pay of $73.81 per net mineral acre and, in exchange for such payment, Tiger agrees to execute, acknowledge and deliver to Purchasers an assignment of such leases in the form of the assignment attached hereto as Exhibit “B.”  Any other oil and gas leases acquired by Tiger within the Prospect Area in excess of 2,073 net mineral acres shall be sold to Purchasers not to exceed $73.81 acquisition cost.

3.           Exploration, Development and Operation of the Leases within the Prospect Area.  Tiger shall be the Operator of the oil and gas leases within the Prospect Area pursuant to an AAPL Form 610-1989 Model Form Operating Agreement (the “JOA”) which shall be executed by the parties hereto. BHWX will pay TGRO a $40,000 commission for negotiating acquisition costs associated with the above referenced lease in Cowley County, Kansas. The acquisition includes a 100% interest free and clear in one oil well, #1 Baker, located on the Keith Baker lease. TGRO can earn an 80% net revenue on 10 wells drilled in the oil and gas leases referenced above, after a new exploratory drill program, designated New Well #2, investment of $400,000 by TGRO. If any existing well in the original prospect area is re-worked, BHWX is to receive a minimum of 50% working interest or a percentage equal to the amount contributed by BHWX.  By investing $400,000 in any drill program in the Prospect Area, TGRO will earn a 40% working interest in the # 1 Baker well. BHWX has the option to invest in each additional new well drilled by TGRO, the cost associated with this is based on an authority for expenditure (AFE) estimated at $400,000 per new well. BHWX can take up to a additional 30% working interest in each well drilled by TGRO in the above referenced leases, BHWX total investment not to exceed $120,000 per well. If BHWX elects to drill a new well within the above referenced acreage TGRO has the option to take a 50% working interest by depositing $120,000 with BHWX 10 days prior to drilling and an additional $60,000, 10 days prior to completion of the well. TGRO has an option to participate and earn a 40% net revenue interest on any well BHWX reworks on the Prospect Area by depositing $50,000 per well prior to drilling and an additional sum equal to 50% of  the total costs, 5 days prior to estimated completion or abandonment of the well. Any funds not expensed will be returned to TGRO with-in 10 days of final statement. Except as otherwise provided in this Agreement, the terms and provisions of the JOA shall control and govern the rights and liabilities of the parties with respect to the ownership, exploration, development, and operation of the leases within the Prospect Area.

4.           Exploration Costs to be paid by Parties.  BHWX agrees to bear and pay for 100% of the approved costs and expenses incurred by Tiger in connection with the re-work of #1 Baker and test and equip if needed the SWDW located within the leased acreage. As referenced above TGRO will be responsible for paying 100% of the  well #2 drilling and completion if successful, if not successful TGRO will be responsible to pay for plugging of the proposed well.  Parties will have the option to participate in additional acreage positions located in Cowley County by paying their proportionate share of all new acquisition costs, which is to be conducted on leases within Cowley County. All other costs incurred in connection with the exploration, development and operation of the oil and gas leases within the Prospect Area shall be borne and paid in accordance with the JOA and the respective interests of the parties in the leases.

5.           Title.  Tiger will furnish BHWX and TGRO with copies of such abstracts and other title papers as it has in its possession relating to the oil and gas leases purchased pursuant to this Agreement.  However, there shall be no obligation on the part of Tiger to purchase or otherwise acquire any additional title information or to do any curative work in connection with the title to said oil and gas leases.  Any additional title examination and title curative work, if required, shall be conducted by Tiger.

6.           Rejection of Oil and Gas Leases.  BHWX, TGRO and Tiger may, at their option, elect to reject any of the oil and gas leases assigned to Purchasers for any of the following reasons:

A.         As of the date of the assignment , the oil and gas lease has less than three(3) months remaining on the primary term (including any option to extend the primary term); or

B.          The oil and gas lease contains any non-standard terms or provisions that materially restrict Tiger’s right to explore for oil and gas, drill wells, or produce oil and/or gas from the leased land.

BHWX, TGRO and Tiger’s right and option to reject oil and gas leases on the grounds set forth in 6.A. and 6.B., above, shall terminate 10 days following the assignment of those leases to Purchasers.  In the event that BHWX, TGRO and/or Tiger elects to reject any of the oil and gas leases purchased hereunder, BHWX, TGRO and/or Tiger shall give written notice of such election to Purchasers and, within ten (10) days following such notice, BHWX, TGRO and/or Tiger shall refund and pay to BHWX or TGRO the sum of $73.81 per acre and, upon written request, Purchasers shall assign said lease(s) to Tiger.

7.           Drilling Title Failure.  Tiger shall provide written notice thereof to BHWX and TGRO in the event that Tiger determines that any of the oil and gas leases assigned to Purchasers do not cover 100% of the mineral interests in the lands covered by said oil and gas lease. Thereafter, Tiger shall, at Tiger’s option, either (a) attempt to purchase oil and gas leases from the unleased mineral owners, or (b) accept a re-assignment of the affected leases from Purchasers in exchange for the sum of $73.81 per net mineral acre to be paid by BHWX to Tiger.  In the event that Tiger purchases oil and gas leases on behalf of BHWX or TGRO from the previously unleased mineral owners, those oil and gas leases shall be conveyed by Tiger to Purchasers using the form of assignment attached hereto as Exhibit “B.”  Moreover, BHWX or TGRO shall reimburse Tiger for the cost of said oil and gas leases.

8.           Area of Mutual Interest.  An Area of Mutual Interest is hereby established covering all lands within the Prospect Area (Grouse Creek Prospect).  This Area of Mutual Interest shall remain in effect so long as any of the oil and gas leases acquired by Purchasers hereunder, or any extension or renewal thereof, remains in force and effect.  Should any party hereto acquire any interest in leasehold estates covering oil, gas, or other hydrocarbons under lands located within the Prospect Area (Grouse Creek Prospect), the acquiring party shall, within ten (10) days after acquisition, notify the other parties in writing describing the interest so obtained and the cost thereof, which notice shall be accompanied by copies of all title information pertaining to the interest available to the acquiring party. The parties receiving such notice shall have ten (10) days after receiving such notice to elect, if entitled, to purchase their proportionate share of the leasehold interest so obtained.  That election shall be made in writing and shall be accompanied by payment to the acquiring party the non-acquiring party’s proportionate share of the lease acquisition costs.  Upon receipt of that payment, the acquiring party shall assign the leasehold estate to non-acquiring parties upon the same terms as the oil and gas leases within the Prospect Area are owned by the parties, as reflected in Exhibit B hereto.

9.           Maintenance and Control of Leases.  Subsequent to any assignment pursuant to this Agreement, Tiger shall be solely responsible to BHWX for the validity, exploration, operation, and development of the oil and gas leases so assigned. Tiger shall have no duty or obligation to the other parties to maintain those leases in force and effect by drilling, payment of rentals, or otherwise.  Further, Tiger may, upon notification to BHWX and/or TGRO, in its sole discretion, let those leases expire by their terms.

10.         Liability.  In all matters hereunder, Tiger shall use its best judgment as a reasonably prudent operator under the circumstances, but in no event shall Tiger have any liability to any other party for any action taken or not taken or any decision made or omitted to be made in the absence of bad faith, gross negligence, or willful misconduct.

11.         Relationship of the Parties.  It is not the intention of the parties to create, nor shall this Agreement be construed to create, any agency, joint venture, mining or other partnership or association or otherwise render the parties liable as partners.

12.         Parties in Interest.  This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.

13.         Integration.  This Agreement, including the Exhibits attached hereto, represents that entire agreement between the parties hereto concerning the subject matter hereof, and all oral discussions and prior agreements are merged herein.

14.         Other Agreements.  NA.

15.         Governing Law.  This Agreement shall be construed and enforced under the laws of the state of Kansas.

16.         Notices and Communications.  All notices, requests, and communications required or permitted to be given by any party to any other party shall be deemed to be properly given when delivered by hand or by telefax, telecopy, or by registered mail, with all postage or charges fully prepaid, directed to the party at the following addresses or such other addresses as they may from time to time designate in writing:

Black Hawk Exploration
Attn: Kevin Murphy
1174 Manito Dr., NW
PO Box 363
(253) 973-7135
(253) 549-4336 (telecopier)

Tiger Oil and Energy, Inc.
Attn: Ken Liebscher
7230 Indian Creek Ln. Suite 201
Las Vegas, NV.  89149
(702) 839-4029
(316) 634-3919 (telecopier)

Tiger Oil & Gas, LLC
Attn: Mr. Bill Herndon
2400 N. Woodlawn, Suite 200
Wichita, KS  67220
(316) 630-0808
(316) 634-3919 (telecopier)

17.         Severability.  If any part, term, or provision of this Agreement shall be held illegal, unenforceable, or in conflict with any law of a federal, state, or local government having jurisdiction over this Agreement, the validity of the remaining portion or portions shall be not be affected thereby.

18.         Additional Documents.  The parties agree to execute and deliver such additional instruments, agreements, and documents as may be necessary to effectuate the terms and provisions of this Agreement.

19.         Rule Against Perpetuities.  The parties hereto believe that all interests created by this Agreement are exempt from or comply with the rule against perpetuities.  However, if a violation of the rule against perpetuities if found to exist by any court, then the parties intend that the following course of action be pursued:  The court shall reform or construe the interest(s) that violate the rule in such a way as to approximate most closely the intent of the parties to give maximum effect to the interests created by this Agreement for the maximum duration possible under the rule in accordance with the provisions of K.S.A. §§ 59-3401, et seq.

20.         Execution in Counterparts.  This Agreement may be executed in counterparts, all of which are identical and all of which constitute one and the same instrument.  Execution of a counterpart by each of the parties hereto shall have the same force and effect as if all parties had executed one counterpart hereof.

IN WITNESS WHEREOF, this Lease Purchase and Development Agreement is executed by the parties hereto to be effective as of the date first above written.

TIGER OIL & GAS, LLC		TIGER OIL and ENERGY, INC.

By	/s/ Bill Herndon	By	/s/ Ken Liebscher
Bill Herndon Owner		Ken Liebscher, CEO

BLACK HAWK EXPLORATION

By	/s/ Kevin M. Murphy
Kevin M. Murphy, CEO